Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 15, 2015

Relating to Preliminary Prospectus issued June 2, 2015

Registration Statement No. 333-203941

FITBIT, INC.

Update and Supplement to Preliminary Prospectus

Issued June 2, 2015

This free writing prospectus relates to the initial public offering of Class A common stock of Fitbit, Inc. (“Fitbit”) and should be read together with the preliminary prospectus issued June 2, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-203941) relating to this offering of our Class A common stock. On June 15, 2015, Fitbit filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) relating to this offering of our Class A common stock, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1447599/000119312515222454/d875679ds1a.htm

References to “Fitbit,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and updates and supplements the information contained in the Preliminary Prospectus.

Update to Risk Factors

The following updates and supplements the discussion in the Preliminary Prospectus under the caption “Risk Factors–Risks Related to Our Business–Our failure or inability to protect our intellectual property rights, or claims by others that we are infringing upon or unlawfully using their intellectual property could diminish the value of our brand and weaken our competitive position, and adversely affect our business, financial condition, operating results, and prospects”:

“In addition, on June 10, 2015, Jawbone and BodyMedia, Inc., a wholly-owned subsidiary of Jawbone, or BodyMedia, filed a lawsuit against us in the United States District Court for the Northern District of California. Jawbone and BodyMedia allege that we are infringing three U.S. patents held by Jawbone or BodyMedia: U.S. Patent No. 8,446,275 titled “General Health and Wellness Management Method and Apparatus For A Wellness Application Using Data From a Data-Capable Band,” U.S. Patent No. 8,073,707 titled “System For Detecting, Monitoring, And Reporting An Individual’s Physiological Or Contextual Status,” and U.S. Patent No. 8,398,546 titled “System For Monitoring And Managing Body Weight And Other Physiological Conditions Including Iterative And Personalized Planning, Intervention And Reporting Capability.” Jawbone and BodyMedia allege that these patents have been infringed by a substantial majority of the products that we have sold historically, as well as several of our current products. With respect to each of the patents, the complaint seeks unspecified compensatory damages and attorneys’ fees from us and to permanently enjoin us from making, manufacturing, using, selling, importing, or offering our products for sale. The complaint also notes that Jawbone and BodyMedia intend to file a complaint requesting the International Trade Commission, or ITC, to commence an investigation against us that we are unlawfully importing and selling products into and within the United States that allegedly infringe on their patents. If the ITC were to determine that we infringe any of the Jawbone or BodyMedia patents, the ITC could issue a preclusion order, which would prevent us from importing our products into the United States from contract manufacturers outside of the United States.

We intend to vigorously defend these litigation matters and, based on our preliminary review, we believe we have valid defenses with respect to each of these matters. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could materially and adversely impact our business, financial condition, operating results, and prospects. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of these litigation matters, there may be announcements of the results of hearings and motions, and other interim developments related to the litigation matters. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.”

Update to Business

The following updates and supplements the discussion in the Preliminary Prospectus under the caption “Business–Legal Proceedings”:

“On June 10, 2015, Jawbone and BodyMedia, a wholly-owned subsidiary of Jawbone, filed a lawsuit against us in the United States District Court for the Northern District of California. Jawbone and BodyMedia allege that we are infringing three U.S. patents held by Jawbone or BodyMedia: U.S. Patent No. 8,446,275 titled “General Health and Wellness Management Method and Apparatus For A Wellness Application Using Data From a Data-Capable Band,” U.S. Patent No. 8,073,707 titled “System For Detecting, Monitoring, And Reporting An Individual’s Physiological Or Contextual Status,” and U.S. Patent No. 8,398,546 titled “System For Monitoring And Managing Body Weight And Other Physiological Conditions Including Iterative And Personalized Planning, Intervention And Reporting Capability.” Jawbone and BodyMedia allege that these patents have been infringed by a substantial majority of the products that we have sold historically, as well as several of our current products. With respect to each of the patents, the complaint seeks unspecified compensatory damages and attorney’s fees from us and to permanently enjoin us from making, manufacturing, using, selling, importing, or offering our products for sale. The complaint also notes that Jawbone and BodyMedia intend to file a complaint requesting the ITC to commence an investigation against us that we are unlawfully importing and selling products into and within the United States that allegedly infringe on their patents. If the ITC were to determine that we infringe any of the Jawbone or BodyMedia patents, the ITC could issue a preclusion order which would prevent us from importing our products into the United States from contract manufacturers outside of the United States.

We intend to vigorously defend these litigation matters and, based on our preliminary review, we believe we have valid defenses with respect to each of these matters. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could materially and adversely impact our business, financial condition, operating results, and prospects. Because we are in the early stages of these litigation matters, we are unable to estimate a reasonably possible range of loss, if any, that may result from this matter. In addition, litigation can involve significant management time and attention, and the cost of litigation can be expensive, regardless of outcome.”

Update to Financial Statements

The following supplements the discussion in the Preliminary Prospectus under the caption “Subsequent Events (unaudited)”:

“On June 10, 2015, Jawbone and BodyMedia, Inc., a wholly-owned subsidiary of Jawbone (“BodyMedia”), filed a lawsuit against the Company alleging that the Company infringes on three U.S. patents held by them. The complaint seeks unspecified compensatory damages and attorney’s fees from the Company and to permanently enjoin the Company from making, manufacturing, using, selling, importing, or offering the Company’s products for sale. The Company intends to vigorously defend this litigation matter, and based on its preliminary review, believes it has valid defenses with respect to this matter. The Company is unable to estimate a reasonably possible range of loss, if any, that may result from this matter.”

Fitbit has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Fitbit has filed with the SEC for more complete information about Fitbit and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; or from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Department, by telephone at (800) 503-4611, or by email at prospectus.cpdg@db.com; or from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com.